UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Publicly held Company with Authorized Capital

Tax ID (“CNPJ/MF”) No. 06.057.223/0001-71

NIRE 33.300.272.909

NOTICE TO THE MARKET

Assaí Atacadista, retail company most present in Brazilian homes, has reached a historic milestone in its growth journey: 300 stores in operation nationwide. This achievement occurred with the opening of the second unit in Caraguatatuba (SP) today, December 13th, 2024.

This milestone also marks the conclusion of the 66 hypermarket conversions, a project launched in 2022. Through this project, Assaí increased its presence in central, densely populated regions with strong real estate barriers and close to higher-income customers. “We are proud to announce the conclusion of the largest conversion project in the national food retail sector. With it, we accelerated our expansion by several years and delivered 66 new stores, fully renovated and adapted to operate as Assaí,” said Belmiro Gomes, CEO of Assaí.

The 300th store is located in the Serramar Shopping Complex. It boasts more than 4,600 sqm of retail space and a comprehensive mix of products and services tailored to local customers. “Reaching 300 units proves the adherence of Assaí's value proposition, which combines low prices with a top-notch shopping experience in the Cash-and-Carry segment”, the executive added. Currently, around 500 million customers visit Assaí stores each year. In 2024, the opening of the 300th store came along with other important achievements: Assaí was named the best wholesale and retail company in Brazil by Exame Maiores & Melhores, the most remembered in both physical and digital retail (Ranking Brand Brasil), and a Top Mind brand in the sector (DataFolha).

By the end of this year, two more stores will be opened in the São Paulo cities of São José do Rio Preto and Guarujá. These stores will mark Assaí’s entry into these municipalities, strengthening the Company’s presence in the state of São Paulo.

Thus, the 2024 Expansion Plan will be completed with 15 inaugurations, as previously announced in the Company’s guidance. For 2025, in line with the material fact published on October 17th, 2024, around 10 new openings are planned, with a total investment of between R$ 1.0 and R$ 1.2 billion. Additionally, Assaí projects that the leverage ratio (Net Debt/EBITDA) will be approximately 2.6x by the end of 2025.

São Paulo, December 13th, 2024.

Vitor Fagá de Almeida

Vice President of Finance and Investor Relations

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2024 OPENINGS

Cidade Tiradentes (SP) - 15/03

Macapá Zona Norte (AP) - 22/03

Santa Rosa (MT) - 26/03

Marginal Tietê - Vila Maria (SP) - 28/03

Vitória Aeroporto (ES) - 12/04

Guarulhos Pimentas (SP) - 14/08

ASSAÍ ATACADISTA

Manaus Bola da Suframa (AM) - 04/09

Barueri (SP) - 17/09

Juiz de Fora (MG) - 19/09

Santa Cruz Varandas (RJ) - 29/11

CONVERTED STORE

Marginal Tietê - Penha (SP) - 02/12

Belém Augusto Montenegro (PA) - 06/12

CONVERTED STORE
ASSAÍ ATACADISTA
300
lojas

Caraguatatuba Serramar Shopping (SP) - 13/12

São José do Rio Preto – Anisio Haddad (SP)
*Opening expected to 17/12**

*Guarujá (SP)**
To be opened until the end of the year

*Stores under construction

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.